UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

                 Sabre Corporation

(Name of Issuer)

                        Common Stock, par value $0.01 per share

(Titles of Class of Securities)

                              78573M 104

(CUSIP Number)

                           December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78573M 104		13G	Page 2 of 11
1	NAME OF REPORTING PERSON Silver Lake Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 30,019,094*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 30,019,094*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,019,094*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.7% (1)
12	TYPE OF REPORTING PERSON OO

* Represents shares owned as of December 31, 2016 and does not reflect any subsequent transactions.

(1) Based on a total of 280,226,696 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of October 27, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2016.

CUSIP No. 78573M 104		13G	Page 3 of 11
1	NAME OF REPORTING PERSON Silver Lake Technology Associates II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 30,019,094*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 30,019,094*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,019,094*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.7% (2)
12	TYPE OF REPORTING PERSON OO

* Represents shares owned as of December 31, 2016 and does not reflect any subsequent transactions.

(2) Based on a total of 280,226,696 shares of Common Stock of the Issuer outstanding as of October 27, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 2, 2016.

CUSIP No. 78573M 104		13G	Page 4 of 11
1	NAME OF REPORTING PERSON Silver Lake Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 29,922,197*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 29,922,197*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,922,197*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.7% (3)
12	TYPE OF REPORTING PERSON PN

* Represents shares owned as of December 31, 2016 and does not reflect any subsequent transactions.

(3) Based on a total of 280,226,696 shares of Common Stock of the Issuer outstanding as of October 27, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 2, 2016.

CUSIP No. 78573M 104		13G	Page 5 of 11
1	NAME OF REPORTING PERSON Silver Lake Technology Investors II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 96,897*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 96,897*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,897*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.03% (4)
12	TYPE OF REPORTING PERSON PN

* Represents shares owned as of December 31, 2016 and does not reflect any subsequent transactions.

(4) Based on a total of 280,226,696 shares of Common Stock of the Issuer outstanding as of October 27, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 2, 2016.

Item 1(a). Name of Issuer:

Sabre Corporation (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

3150 Sabre Drive
Southlake, Texas 76092

tem 2(a).  Name of Person Filing:

This Amendment No. 2 to Schedule 13G is being filed jointly by Silver Lake Group, L.L.C., a Delaware limited liability company (“SLG”), Silver Lake Technology Associates II, L.L.C., a Delaware limited liability company (“Associates II”), Silver Lake Partners II, L.P., a Delaware limited partnership (“Partners II”), and Silver Lake Technology Investors II, L.P., a Delaware limited partnership (“Investors II”) (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”).

SLG is the managing member of Associates II, which is the general partner of Partners II, which directly held 23,712,857 shares of Common Stock of the Issuer as of December 31, 2016 (the “Partners II Shares”). Associates II is also the general partner of Investors II (together with Partners II, the “Silver Lake Funds”), which directly held 96,897 shares of Common Stock as of December 31, 2016 (the “Investors II Shares” and, together with the Partners II Shares, the “Silver Lake Shares”). As the sole general partner of Partners II and Investors II, Associates II may be deemed to share voting and dispositive power with respect to the Silver Lake Shares. As the sole managing member of Associates II, SLG may be deemed to share voting and dispositive power with respect to the Silver Lake Shares.

Associates II is a member of Sovereign Manager Co-Invest, LLC (“Sovereign Manager”), which is the managing member of Sovereign Co-Invest II, LLC (“Co-Invest II”), which directly held 6,209,340 shares of Common Stock as of December 31, 2016 (the “Co-Invest II Shares” and, together with the Silver Lake Shares, the “Shares”). Sovereign Manager is managed by a management committee consisting of two managers, one of which is designated by Associates II. Because of the relationship among Partners II, SLG, Associates II and Co-Invest II, each of Partners II, SLG and Associates II may be deemed to share voting and dispositive power with respect to the Co-Invest II Shares.

Each Reporting Person disclaims beneficial ownership of the Shares, except to the extent of such Reporting Person's pecuniary interest therein.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Item 2(c).  Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d).  Titles of Classes of Securities:

Common Stock, $0.01 par value (“Common Stock”)

Item 2(e).  CUSIP Number:

78573M104

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)	Amount Beneficially Owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security
             Being Reported on By the Parent Holding Company or Control Person.

See response to Item 2(a) above.

Item 8.  Identification and Classification of Members of the Group.

 The Silver Lake Funds and Co-Invest II have entered into the Second Amended and Restated Stockholders’ Agreement, dated as of February 6, 2015 (as further supplemented and amended, the “Stockholders Agreement”), with certain other holders (the “Holders”) of shares of Common Stock of the Issuer.  Pursuant to the Stockholders Agreement, the Silver Lake Funds and the Holders have agreed to, among other things, vote their shares of Common Stock to elect members of the Board of Directors of the Issuer as set forth therein.

Because of the relationship between the Silver Lake Funds and the Holders as a result of the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own at December 31, 2016 (based on publicly available information) 69,666,401 shares of Common Stock held in the aggregate by the Silver Lake Funds and the Holders, or 24.9% of the total number of outstanding shares of Common Stock of the Issuer (based on a total of 280,226,696 shares of Common Stock of the Issuer outstanding as of October 27, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 2, 2016).  Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the Holders.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017

Silver Lake Group, L.L.C. By: /s/ Karen M. King Karen M. King Managing Director and Chief Legal Officer

Silver Lake Technology Associates II, L.L.C. By: /s/ Karen M. King Karen M. King Managing Director and Chief Legal Officer

Silver Lake Partners II, L.P. By: Silver Lake Technology Associates II, L.L.C., its general partner By: /s/ Karen M. King Karen M. King Managing Director and Chief Legal Officer

Silver Lake Technology Investors II, L.P. By: Silver Lake Technology Associates II, L.L.C., its general partner By: /s/ Karen M. King Karen M. King Managing Director and Chief Legal Officer

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

_______________

 * Incorporated herein by reference to the Agreement of Joint Filing by Silver Lake Group, L.L.C., Silver Lake Technology Associates II, L.L.C., Silver Lake Partners II, L.P. and Silver Lake Technology Investors II, L.P., dated as of February 12, 2015, which was previously filed with the Commission as Exhibit 1 to Schedule 13G filed by Silver Lake Group, L.L.C., Silver Lake Technology Associates II, L.L.C., Silver Lake Partners II, L.P. and Silver Lake Technology Investors II, L.P. on February 12, 2015.